Exhibit 7.1
NOVA Chemicals Corporation
Computation of Ratio of Earnings to Fixed Charges

	In accordance with International Financial Reporting Standards				In accordance with U.S. Generally Accepted Accounting Principles

	Year Ended December 31				July 6- December 31 2009	January 1- July 5 2009
	2013	2012	2011	2010
(millions of U.S. dollars, unless otherwise noted)	Successor				Successor	Predecessor
Earnings:
Income (loss) from continuing operations	$658	$545	$600	$229	$9	$(236)
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax expense (recovery)	111	152	212	122	7	(62)
Fixed charges	154	157	182	205	93	102
Capitalized interest, net of amortization of capitalized interest	(17)	(4)	—	—	(1)	—
Total Earnings	$906	850	994	556	108	(196)

Fixed Charges:
Interest expense	$154	$157	$182	$205	$93	$102
Total Fixed Charges	$154	$157	$182	$205	$93	$102

Earnings to Fixed Charges Excess (Deficiency)	$752	$693	$812	$351	$15	$(298)
Ratio of Earnings to Fixed Charges(1)(2)	5.9	5.4	5.5	2.7	1.2	N/A

(1)
For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest. “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings required to cover preferred stock dividends.

(2)	For the period January 1, 2009 to July 5, 2009, earnings were insufficient to cover fixed charges by approximately $298 million, and this ratio is not meaningful.

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